Exhibit 11

MATERION CORPORATION AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS

	First Quarter Ended
	Apr 1	Apr 2
	2011	2010

Basic:
Average shares outstanding	20,356,000	20,257,000

Net Income	$11,818,000	$6,721,000
Per share amount	$0.58	$0.33

Diluted:
Average shares outstanding	20,356,000	20,257,000
Dilutive stock securities based on the treasury stock method using average market price	440,000	210,000

Totals	20,796,000	20,467,000

Net Income	$11,818,000	$6,721,000
Per share amount	$0.57	$0.33